Ex-23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Rodman & Renshaw Capital Group, Inc.

We consent to the incorporation by reference in this Amendment No. 1 Registration Statement on Form S-3 of our report dated March 15, 2011, with respect to the consolidated balance sheets of Rodman & Renshaw Capital Group, Inc. (“the Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement. The aforementioned report with respect to the consolidated financial statements of the Company refers to changes, in 2010, in the Company’s method of accounting for consolidation of variable interest entities.

/s/ KPMG LLP

New York, New York

December 16, 2011